SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 28, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO PAPER’S BERTEL KARLSTEDT RESIGNS FROM METSO

SIGNATURES

Date June 28, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO PAPER’S BERTEL KARLSTEDT RESIGNS FROM METSO

(Helsinki, Finland, June 28, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Paper’s Executive Vice President Bertel Karlstedt will resign from Metso on August 31, 2005 to transfer to another company. The resignation does not lead to changes in Metso Paper’s management structure.

“Bertel Karlstedt has had a long and distinguished career with Metso Paper. I would like to thank Bertel for the work he has done for Metso Paper and I wish him the best of success in his new position,” comments Metso Corporation President and CEO Jorma Eloranta.

Bertel Karlstedt (M.Sc., Eng.) has been with Metso since 1988. From March 2003 to February 2005 he was President of Metso Paper. Among the positions he held prior to that was head of Metso Paper’s Paper Making Lines.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:

Risto Hautamäki, President, Metso Paper, tel. +358 20 484 3101
Kati Renvall, Vice President, Corporate Communications, Metso Corporation,
tel. +358 20 484 3212

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.